Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the Fiscal Years Ended May
	2017		2016		2015		2014		2013
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$457.1		$367.4		$375.3		$358.4		$423.5
Add (deduct):
Fixed charges	87.4		31.7		30.2		36.0		29.4
Distributed income of equity method investees	31.0		37.9		12.0		45.8		24.3
Capitalized interest	(5.2)		(2.7)		(1.6)		(6.0)		(0.7)
Earnings available for fixed charges (a)	$570.3		$434.3		$415.9		$434.2		$476.5

Fixed charges:
Interest expense	$61.2		$5.9		$6.1		$5.3		$5.3
Capitalized interest	5.2		2.7		1.6		6.0		0.7
Interest portion of rent expense (1)	21.0		23.1		22.5		24.7		23.4
Total fixed charges (b)	$87.4		$31.7		$30.2		$36.0		$29.4

Ratio of earnings to fixed charges (a/b)	6.5	x	13.7	x	13.8	x	12.1	x	16.2	x

(1) The interest portion of rent expense represents the estimated interest component of such rent payments.